Ms. Irina Cudina
President and Chief Executive Officer
Farmacia Corporation
204/2 Alba Yulie Street, Suite 68
Kishineu, MD 2001, Moldova

> **Re:    Farmacia Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 1 filed February 26, 2010**
> **File No. 333-163815**

Dear Ms. Cudina:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note your response to comment 3 and reissue the comment in part.  As previously requested, please demonstrate in your disclosure that your business plan is not commensurate with the uncertainty ordinarily associated with a blank check company.  It would appear that at a minimum, the amount of pre-offering research should at least clearly establish that the minimum amount of the offering is sufficient to enable the business start-up and first year of operations.  In this regard, please clarify the extent to which you have researched the cost of facilities sufficient to house your pharmacy, the cost of experienced pharmacy personnel, the cost to equip the proposed pharmacy, and the extent to which wholesalers and distributors of the products you will offer have been contacted and have agreed to provide your inventory on a consignment basis.

Outside Front Cover Page

2.  We note your response to comment 5 and reissue the comment.  You have not
    disclosed that your only creditor and anticipated creditor is Ms. Cudina nor have
    your explained why there may be a delay in refunding investors funds during the
    subscription period.  The disclosure is particularly confusing in light of your
    responses to comments 5 and 6 and your statement in response to comment 8 that
    the company does not intend to use any of the offering proceeds to repay any
    indebtedness owed to Ms. Cudina.  Please revise or advise.

3.  We note your response to comment 6 and reissue the comment.  In addition to the
    confusion regarding attachment by creditors as reflected in the preceding
    comment, you have not clearly stated that due to the absence of an escrow, trust
    or similar account, there is no assurance that the company or Ms. Cudina will
    return the funds to investors.

4.  We note your response to comment 8 and reissue the comment.  In this regard, we
    note the apparent inconsistency between your responses to comments 5 and 6 with
    the response to comment 8 and the disclosure in the use of proceeds section.
    Specifically, you state Ms. Cudina is paying all of your expenses and she has
    already paid approximately $5800 in expenses, primarily for auditing and legal
    expenses.  You also state the company does not intend to use any of the offering
    proceeds to repay Ms. Cudina nor will she receive any commissions or proceeds
    for selling the company's shares.  The use of proceeds section states $5000 of the
    offering proceeds will be used to pay for auditing and legal fees related to the
    offering.  Please advise or revise the disclosure accordingly.  We may have
    additional comments.

Our Business, page 3

5.  As previously requested, please expand the discussion to briefly describe the
    nature of the goods and services you intend to provide.

Risk Factors – General, pages 4-7

6.  We note your response to comment 12(b) and 12(f).  Please expand the business
    section to clarify whether you have obtained a business license.  If not, please
    expand the business section to explain the process for obtaining a business license
    to operate a pharmacy including the material requirements, timing, expenses, etc.
    If you have not yet obtained a business license and there is a risk you may not
    obtain one, please consider the inclusion of an appropriate risk factor addressing
    this risk.

7.  Additionally, page 17 states that you might be required to obtain special licenses or meet special regulatory requirements before establishing your business. Please address this as a separate risk factor. If your disclosure is intended to reference potential future legal requirements, please clarify in the discussion that additionally requirements could be enacted and describe the potential consequences if you are not able to meet these requirements before opening your business. Your discussion here and in the business section should also describe the current status of the health care system in Moldova and whether pharmaceuticals are generally paid by third party payers.

8.  Please include a risk factor discussing the fact that you have not conducted market research. The market research you intend to conduct after the offering will not provide information for potential investors to consider when deciding whether to invest in your offering. Your discussion should address the possibility that your market research might not support your decision to enter into the pharmaceutical industry.

9.  We note your response to comment 12(b). Please include a risk factor disclosing that you will need to raise additional financing if you do not generate revenues during the first year. Your discussion should quantify how much revenue you expect you need in order to avoid the need to raise additional funds.

10. We note your response to comment 12(e), however neither the risk factor you refer us to nor the discussion under your business section provides any information relative to the nature and extent of existing or potential competition you may face in the operation of your proposed pharmacy business. Please advise or revise your business section and risk factor section accordingly. We may have additional comments.

11. We note your response to comment 12(f), however the discussion you referred us to on page 7 does not address the comment. Please advise or revise.

12. We note your response to comment 12(i). Please discuss the dilution potential shareholders should expect if they invest in your offering.

13. Please include a separate risk factor disclosing that it may not be possible to affect service of process for actions based on US or other foreign laws due to the fact that the operations will be located in Moldova and the only officer and director will be in Moldova.

"Because our sole director and president is not a pharmacist…," page 5

14. Please expand the discussion to clarify whether you need a pharmacist or other similarly trained individual to conduct your proposed business of selling medications.  In addition, please clarify whether the individual serving as your pharmacist is required by regulatory or governmental organizations to have any minimum level of qualifications and/or experience.

15. We note the statement on page 17 that you plan to provide medical services such as measuring blood pressure.  In addition to expanding the discussion in your business section to address in more detail the specific types of medical services you plan to provide, please expand the discussion in the risk factor section to clarify whether the medical services you propose to provide require an individual with a minimum level of qualification and/or experience as established by regulatory or governmental organizations.

"Because there is no escrow, trust or similar account…, page 5

16. The discussion in the prospectus appears to suggest that:
    a. Ms. Cudina is your only current creditor or anticipated creditor until you actually begin your proposed business operations; and
    b. You do not intend to conduct any business operations until at least the minimum offering proceeds have been raised.

    If this information is correct, we do not understand how subscriptions in the minimum offering placed in a separate bank account could be subject to garnishment or voluntary or involuntary bankruptcy proceedings since, as previously stated, you do not intend to conduct any operations until the minimum offering has been completed.  Please advise or revise.

17. Please expand the discussion to briefly indicate the jurisdictions which laws apply to any potential garnishment or bankruptcy proceeding.  As applicable, please expand the discussion in the prospectus to provide expanded discussion of the material provisions of such law and how they may be relevant to potential investors in the offering.

18. Please clarify whether the garnishment and bankruptcy proceedings you refer to pertain to Ms. Cudina, the company, or both.

19. Please clarify whether Ms. Cudina has waived any claims she may have any against any of the offering proceeds.

Use of Proceeds, page 8

20. We note your response to comment 25 and reissue the comment to include an explanation of the differences in amounts allocated to specific uses.

21. Please clarify whether the $5000 allocated for offering expenses refers to the amounts already incurred by Ms. Cudina. If not, please describe what expenses are included in the indicated allocation.

22. We do not see any allocation for rent for the space occupied by the proposed pharmacy. Please advise or revise.

23. Please expand the discussion to describe the differences between the $300 website development and the $1000 website development, specifically, what if any features and services will be provided under each scenario.

24. Please explain what is included under the category "establishing pharmacy" and specifically how the establishment of a $2000 pharmacy will differ from a $15,000 pharmacy. If the less expensive pharmacy will by nature offer fewer goods and services, the specifics of such variation should be discussed in greater detail in the business section.

25. Please describe the specific equipment that will be acquired under the $5000 and $40,000 scenarios and describe how the amount of equipment acquired will affect the products and services you intend to provide. We note your response to comment 25 states if only the minimum amount of the offering is sold you will lease the equipment. Please clarify whether you will buy the equipment if the maximum amount of the offering is raised.

26. Please refer to your revised disclosure in response to our prior comment number 26. It is unclear what changes have been made in response to our comment. You state "We will repay $275 that was advanced to us by our president, Irina Cudina." However, the disclosure on page 23 appears to indicate that Ms. Cudina advanced $775. Please revise to eliminate the inconsistency, or advise us.

27. We note your response to comment 27. Please revise the use of proceeds section to include this response. Additionally, disclose whether you have wholesalers and distributors willing to provide inventory to you on a consignment basis and whether this is standard for the industry. If this is not standard for the industry and you do not have any wholesalers or distributors who have agreed to provide you with inventory, please include a risk factor disclosing your dependence on obtaining agreements with wholesalers and distributors willing to provide inventory on a consignment basis.

Dilution of the price you pay for your shares, page 9

28. We note your response to comment 28 and reissue the comment in part. Although you have revised the discussion to refer to your existing stockholder, you also refer to the stockholder variously as "they" or "their." Please revise.

Plan of Distribution; Terms of the Offering, page 11

29. It appears the minimum offering is 1,000,000 shares, not "1,00,000 shares minimum" as set forth in the first line of the first paragraph. Please revise.

30. We note your response to comment 30 and reissue the comment. It appears that any party to the bank account, i.e. Ms. Cudina, can withdraw the funds in the account without regard to any minimum offering amount or any other requirement. Please revise.

31. We note your response to comment 32. Please confirm that in the event you determine to extend the offering period you will do so by means of a post-effective amendment and that the affirmative representation from a potential investor that it wishes to subscribe to an extended offering must be received prior to the original offering expiration date.

32. We note the shares will only be sold by Ms. Cudina. We also note that "management and affiliates thereof will not purchase shares in this offering to reach the minimum. We intend to sell our shares outside of the United States." Please clarify whether you mean all of the shares in the offering will be sold outside the United States or only shares owned by management and affiliates. If you intend to sell all the shares outside the US, please explain why you are registering the offering in the US in light of the costs, continuing reporting obligations and the fact that none of your business operations will occur in the US. Additionally, if your investors are all intended to be from Moldova and your operations are going to be located in Moldova please tell us why the proceeds from the offering will be deposi9ted in a bank in the United States.

Business – General, page 17

33. We note your response to comment 35 and reissue the comment. With the exception of providing the population of Kishineu, none of the requested information has been provided. The fact that you anticipate that your investors will be familiar with the Health Care System in Moldova does not exempt you from providing the required disclosure.

34. Please define the term "medications" as used in this discussion. For example, are you referring to prescription medications, supplements, or other types of products?

35. Please expand the discussion to describe the medical services you will provide in addition to measuring blood pressure.

36. We note your response to comment 39 was to delete the reference to opening your business on a cost-sharing basis with potential vendors. Please tell us whether you have determined not to pursue such an arrangement with potential vendors.

37. We note your response to comment 40. Please include this information in the use of proceeds section as well as an explanation of the source of funds to pay rent after the first month.

38. We note your response to comment 41. As previously requested, please include this information in your business discussion.

39. We note your response to comment 42. Please include this information in your business discussion.

40. We note your response to comment 43 and reissue the comment. In this regard, we note you have revised the disclosure to indicate you will lease the equipment whereas the use of proceeds section refers to the cost of the equipment as $40,000.

Target Market, page 17

41. Please describe the competition that currently exists in Kishineu. For example, how many pharmacies are currently operating in the city.

42. As previously requested in comment 48, please discuss what other businesses, if any, provide the same or similar goods and services you propose to provide.

43. How do you intend to compete with these established businesses? For example, price, quality, services, location, hours of operation, etc. In this regard, please include in your discussion the responses to comments 48 and 49.

44. Please explain what you mean by the term "electronically controlled."

Regulatory Requirements, page 17

45. Please disclose how the Ministry of Health monitors, evaluates and accredits pharmaceutical institutions and any announcements they have relating to planned activities.

46. You have not responded to prior comment 52 and we reissue the comment.

Marketing, page 18

47. Please expand the discussion to describe the "benefits of using your services." We may have additional comments.

Officers and Directors, page 19

48. Please revise the discussion to clarify that Ms. Cudina elected herself as the sole director and selected herself as the sole officer.  In addition, please clarify that Ms. Cudina, as the sole director, determined not to establish a nominating or compensation committee.

Background of our sole officer and director, page 19

49. We note your response to comment 55.  Please include this information in the discussion under this heading.  In this regard, please reconcile the discussion with respect to Ms. Cudina's position as marketing director of "Techno Mir" with your response to comment 55 that she was a co-founder of the company.  In addition, please tell us whether "Techno Mir" is still operating or was ever subject to bankruptcy, insolvency, or similar proceedings.

50. Please expand the discussion pertaining to Ms. Cudina's background to include the size of the operation she supervised as president of SRL "Pozitiv media."  See Item 401(e)(1) of Regulation S-K.

Audit Committee Financial Expert, page 19

51. Please revise the discussion to clarify that the actions and decisions described are those of Ms. Cudina acting as the company's sole director.

Financial Statements, page 24

Report of Independent Registered Public Accounting Firm, page F-1

52. Please refer to your revised disclosure in response to our prior financial statement comment number one.  We note that you have revised the disclosure to state that M&K CPAs PLLC ("M&K") will audit your financial statements.  Please confirm to us in writing that M&K has and will not be involved in the preparation of your financial statements. See Rule 201(c)(4) of Regulation S-X and independence rules of the PCAOB.

Note 3 – Related Party Transactions, page F-9

> 53. Consistent with your response to prior financial statement comment two, please disclose how you determined the value of the donated services.

<p style="text-align:center">*     *     *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Richard O. Weed, Esq.
        Weed & Co., LLP
        4695 MacArthur Court, Suite 1430
        Newport Beach, California 92660